June 5, 2015

VIA EDGAR TRANSMISSION AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Era Anagnosti, Legal Branch Chief

Re:	Camden National Corporation

Registration Statement on Form S-4

Filed May 15, 2015

File No. 333-204227

Dear Era:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Camden National Corporation (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. (Washington, DC time) on Monday, June 8, 2015 or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Joseph L. Johnson III or Samantha M. Kirby of Goodwin Procter LLP at (617) 570-1633 or (617) 570-8794, respectively.

Sincerely,

/s/ Deborah A. Jordan
Deborah A. Jordan Executive Vice President, Chief Operating Officer And Chief Financial Officer

United States Securities and Exchange Commission

June 5, 2014

cc:	Christopher Dunham, United States Securities and Exchange Commission

William P. Mayer, Esq., Goodwin Procter LLP

Joseph L. Johnson III, Esq., Goodwin Procter LLP

Samantha M. Kirby, Esq., Goodwin Procter LLP